Contact

www.linkedin.com/in/adoxner
(LinkedIn)

Top Skills

C++
Programming
Java

Languages

English (Native or Bilingual)

Honors-Awards

USAT Level I Certified Coach
Forbes 30 Under 30 | 2020

Adam Oxner

CTO & Cofounder @ MySwimPro
New York, New York, United States

Summary

I'm an entrepreneur with a passion for designing and building teams and products that help people.

Experience

MySwimPro, Inc.

8 years 11 months

Co-founder, CTO
November 2018 - Present (4 years 11 months)
Greater Detroit Area

MySwimPro is a technology and media company that creates mobile and wearable apps that coach swimmers and triathletes. MySwimPro has over one million community members and was named the Best App of the Year by Apple, featured in Sports Illustrated and numerous other global publications.

Co-founder, iOS Lead
November 2014 - November 2018 (4 years 1 month)
Greater Detroit Area

Expedia, Inc.

iOS Developer
September 2015 - June 2017 (1 year 10 months)
Ann Arbor, MI

Contributed to the development of the Expedia iOS app, as well as their many white-labeled apps. We developed 100% natively, and transitioned from Objective-C to Swift 3 in my time there.

- Implemented integrations with third-party libraries
- Assisted with the removal of reactive-cocoa code
- Helped with the transition from Objc to Swift
- Developed using the MVVM pattern
- Developed custom animations for the loading screen and other transitions
- Managed summer associates and mentored them in technical and career development

- Worked with remote teams across the world to build out features
- Worked in an agile-like environment, starting with 1-month, then 2-week, then 1-week sprints
- Test-driven development of features
- Development stack management

Thomson Reuters
Software Engineer
June 2014 - August 2015 (1 year 3 months)
Dexter, MI

Develop web and native Windows applications for tax and accounting firms. Working on the full stack: PostgreSQL databases, Web APIs in .NET, client-facing UI in AngularJS, to complicated calculations (taxes can be complicated) in C++/CLI.

University of Michigan
Classroom Technical Support
March 2012 - April 2014 (2 years 2 months)
Ann Arbor, MI

Solve technical issues in classrooms.

Navistar Inc
Integrated Product Development Intern
June 2013 - August 2013 (3 months)
Lisle, IL

Android development.

Education

University of Michigan
Bachelor of Engineering (B.E.), Computer Science and Engineering · (2010 - 2014)